Exhibit 99.1

Spreadtrum Announces Mass Production of WCDMA/HSPA+ Smartphone Chipset SC7710

Single-core WCDMA/HSPA+ chipset (SC7710) designed for entry level 3G smartphone users in China and global markets

SHANGHAI, CHINA – October 29, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it has achieved mass production of its SC7710 chipset, a single-core WCDMA/HSPA+ smartphone chipset designed for entry level 3G devices shipping globally.

“The mass market opportunity in smartphones is the entry level smartphone buyer, that is the consumer who is switching from a feature phone for the first time,” said Dr. Leo Li, chairman and CEO of Spreadtrum Communications. “We are seeing tremendous interest and enthusiasm for our SC7710 chipset, which enables handset makers to design entry level 3G devices at very low cost.”

The SC7710 supports WCDMA/HSPA+ and EDGE/GPRS/GSM standards, integrating a single-core Cortex™-A5 CPU running at speeds up to 1.0GHz and a Mali 400 GPU for high performance graphics, and includes support for up to a 5 megapixel camera, 720p video and display resolution up to WVGA. The SC7710 has been qualified by China Unicom and other global operators and is shipping in devices from China’s smartphone makers, including one of the leading domestic smartphone providers.

“Spreadtrum has been very successful in addressing the entry level smartphone market in China with its TD-SCDMA products,” said Stuart Robinson, principal analyst with Strategy Analytics. “With its new WCDMA chipset, Spreadtrum is now positioned to address the large number of global consumers who will be buying their first smartphone over the next few years, particularly in emerging markets.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that the mass market opportunity in smartphones is the entry level smartphone buyer; there are tremendous interest and enthusiasm for Spreadtrum’s SC7710 chipset; SC7710 chipset enables handset maker to design entry level 3G devices at very low cost; and the expectation that with its new WCDMA chipset, Spreadtrum is positioned to address the large number of global consumers who will be buying their first smartphone over the next few years, particularly in emerging markets. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; market acceptance of the Company’s WCDMA products; the state of and any change in the Company's relationship with its customers; and changes in political, economic, legal and social conditions in China and emerging markets around the world. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Diana Jovin, Tel: +1 650-308-8148, E-mail: ir@spreadtrum.com